

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2021

Eli Casdin
Chief Executive Officer
CM Life Sciences, Inc.
c/o Corvex Management LP
667 Madison Avenue
New York, New York 10065

> **Re: CM Life Sciences, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed May 6, 2021**
> **File No. 001-39482**

Dear Mr. Casdin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Colin J. Diamond, Esq.